Filed by American Skiing Company
                Pursuant to Rule 425 under the Securities Act of 1933 and Deemed Filed Pursuant to Rule 14A-12 Under the Securities Exchange Act of 1934
                              Subject Company: MeriStar Hotels and Resorts, Inc.
                                                    Commission File No.: 1-14331

THE FOLLOWING IS A COPY OF CERTAIN PREPARED STATEMENTS MADE BY MR. OTTEN IN A CONFERENCE WITH INVESTORS AND MEDIA ON DECEMBER 11, 2000. THE FOLLOWING DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES FOR SALE.

Thank you Paul and good afternoon everyone. The merger between MeriStar
Resorts & Hotels and American Skiing Company and the formation of Doral International is an incredible combination for us. Not only does this transaction accelerate the realization of opportunities for the two respective entities, but it also creates entirely new channels for growth. This allows us to deliver shareholder value faster and with greater surety than we could separately with our existing business.

         I'd like to start by briefly discussing how this merger creates value for American Skiing Company customers and shareholders and how Doral International will be able to leverage it's internationally recognized brands into the premier leisure and hospitality company worldwide.

         We believe this merger is strategic to American Skiing Company for several reasons:
First, Doral International combines American Skiing Company's 9 premium resorts and extensive real estate development potential with the stable, year-round revenues of MeriStar's hotel and resort management business. This significantly reduces the volatility of our financial performance due to the weather, results in more stable and predictable cash flow stream, and diminishes the seasonality of our earnings. Over the years, American Skiing Company has demonstrated that it is the most progressive player in the alpine resort industry. Our real estate business has over $1.5 billion in project development opportunities in the pipeline at The Canyons alone. And with the improved access to capital and complementary relationship with MeriStar Hospitality (the REIT), we are optimistic about the growth prospects in both our resort and real estate divisions going forward.

         Secondly, this combination results in a wider selection of year-round leisure offerings for our over 5 million annual visitors. Additionally we will gain access to the 18 million additional customers that visit the MeriStar properties each year. This will allow us to significantly broaden our marketing exposure and effectively compete year round in the $2.8 trillion leisure market.

         Next, this transaction reduces our dependence on debt creating a more stable financial foundation for American Skiing Company. As a company, we have made highly targeted on-mountain investments over the last several years. With the last two ski seasons being the worst in recent memory, we have not realized our desired return on these investments. Consequently, as we have grown the Company over this time period, leverage has become an issue. With a strong early start to this ski season, we are finally teed up to capitalize on these strategic investments. From the build out of Canyons and the introduction of the Heavenly gondola -- to increased snowmaking across the entire network, highlighted by a 30% expansion at Killington, we are set to naturally de-lever the business through harvested returns on our investments and improved operating performance. The merger and formation of Doral International will serve to accelerate that process. Additionally, the restructuring of both series of preferred stock, the expansion of the senior credit facility, and the improved terms of our real estate facility, will result in meaningful interest savings and a more secure over all capital structure.

         From a management and organizational standpoint, MeriStars's hotel management capabilities are an ideal complement to those of our resort operating staff, who are among the most experienced in the ski industry. Efficiencies are immediately recognizable as we eliminate overhead redundancies, centralize processes, and benefit from the increased purchasing power available to Doral. We would also anticipate greater accessibility to human resources as the combined companies can now tap into a much larger pool of management and operating personnel both internally and externally.

         All in all, the combination of American Skiing and MeriStar assets results in a much stronger engine for growth and value creation than either company has on a stand-alone basis. This is a powerhouse combination that will not only give us a dominant presence in the U.S. leisure and hospitality market, but also enhance our ability to serve our guests and employees by providing the financial strength and management depth to accelerate our growth opportunities internationally.

         Now, I would like to turn it over to John Emery for the Doral International Presentation.

         John?

                                    * * *

         American Skiing Company plans to file a Registration Statement on Form S-4 with the SEC in connection with the merger transaction. The Form S-4 will contain a prospectus, a proxy statement for the special meetings of both American Skiing and MeriStar Hotels & Resorts, Inc. and other documents.
American Skiing and MeriStar plan to mail the joint proxy statement and prospectus contained in the Form S-4 to their stockholders. The Form S-4 and joint proxy statement and prospectus will contain important information about American Skiing, Meristar, the merger and related matters. Investors and stockholders should read the joint proxy statement and prospectus and the other documents filed with the SEC in connection with the merger carefully before they make any decision with respect to the merger. A copy of the merger agreement with respect to the merger will be filed by both American Skiing and Meristar as an exhibit to each's respective Form 8-K dated December 11, 2000. The Form S-4, the joint proxy statement and prospectus, the Form 8-Ks and all other documents filed with the SEC in connection with the merger transaction will be available when filed free of charge at the SEC's web site, at www.sec.gov. In addition, the proxy statement/prospectus, the Form 8-K and all other documents filed with the SEC in connection with the merger will be made available to investors free of charge by calling or writing to the American Skiing and MeriStar contact addresses listed above.
         In addition to the Form S-4, the joint proxy statement and prospectus and the other documents filed with the SEC in connection with the merger, both American Skiing and MeriStar are obligated to file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements and other information filed with the SEC at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on public reference rooms. Filings with the SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the SEC at www.sec.gov.
         The identity of the people who, under SEC rules, may be considered "participants in the solicitation" of MeriStar's stockholders in connection with the proposed merger, and a description of their interests, is available in an SEC filing on Schedule 14A, which will be made by MeriStar. A list of "participants in the solicitation" of American Skiing's stockholders in connection with the proposed merger, and a description of their interests, is available in an SEC filing on Schedule 14A, which will be made by American Skiing.
         These materials contain forward-looking statements about MeriStar Hotels & Resorts, Inc., including those statements regarding future operating results and the timing and composition of revenues, among others. Except for historical information, the matters discussed in these materials are forward-looking statements that are subject to certain risks and uncertainties that could cause the actual results to differ materially, including the following: the ability of the companies to complete the merger, the ability of the company to successfully implement its acquisition strategy and operating strategy; the merged company's ability to manage rapid expansion; significant leverage; changes in economic cycles; competition from other hospitality companies; and changes in the laws and government regulations applicable to the companies.
         The historical and forward-looking statements about American Skiing Company contained in these materials are not based on historical facts, but rather reflect American Skiing Company's current expectations concerning future results and events. Similarly, statements that describe the company's objectives, plans or goals are or may be forward-looking statements. Such forward-looking statements involve a number of risks and uncertainties. In addition to factors discussed above, other factors that could cause actual results, performances or achievements to differ materially from those projected include, but are not limited to, the following: changes in regional and national business and economic conditions affecting both American Skiing Company's resort operating and real estate segments; competition and pricing pressures; failure to effectively integrate or operate recently acquired companies and assets; failure to renew or refinance existing financial liabilities and obligations or attain new outside financing; failure of on-mountain improvements and other capital expenditures to generate incremental revenue; adverse weather conditions regionally and nationally; seasonal business activity; changes to federal, state and local land use regulations; changes to federal, state and local regulations affecting both American Skiing Company's resort operating and real estate segments; litigation involving anti-trust, consumer and other issues; failure to renew land leases and forest service permits; disruptions in water supply that would impact snowmaking operations and impact operations; the loss of any of our executive officers or key operating personnel; control of American Skiing Company by principal stockholders; failure to hire and retain qualified employees and other factors listed from time-to-time in American Skiing Company's documents filed by the Company with the Securities Exchange Commission. The forward-looking statements included in this document are made only as of the date of this document and under section 27A of the Securities Act and section 21E of the Exchange Act, we do not have any obligation to publicly update any forward-looking statements to reflect subsequent events or circumstances.